PSD 2/26

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

10027367

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 19060

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

LaBranche Financial Services, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

33 Whitehall Street
(No. and Street)

New York (City) NY (State) 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Albert Vespoli (212) 820-6266
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

4 Becker Farm Road (Address) Roseland (City) New Jersey (State) 07068 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC Mail Processing Section
FEB 2 5 2010
Washington, DC
121

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Albert Vespoli, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LaBranche Financial Services, LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

IRENE T. VANDE WOUDE
Notary Public, State of New York
No. 01VA6068687
Qualified in New York County
Commission Expires January 14, 2014

Notary Public

Signature

Chief Financial Officer
Title

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
Irvine
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO THE SIPC ASSESSMENT RECONCILIATION REQUIRED BY SEC RULE 17a-5

To the Board of Managers of
LaBranche Financial Services, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation ("SIPC") for the nine month period from April 1, 2009 through December 31, 2009, which were agreed to by LaBranche Financial Services, LLC (a wholly owned subsidiary of LaBranche & Co Inc.) ("the Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other designated examining authority or specific parties of report, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the nine month period from April 1, 2009 through December 31, 2009 with the amounts reported in Form SIPC-7T for the nine month period from April 1, 2009 through December 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
February 24, 2010

LABRANCHE FINANCIAL SERVICES, LLC

SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION ASSESSMENTS AND PAYMENTS

For the Nine Month Period From April 1, 2009 Through December 31, 2009

SIPC Net Operating Revenues Per General Assessment Reconciliation Form SIPC-7T	$ 20,260,730
General Assessments at 0.0025	$ 50,652
Payment Remitted with Form SIPC-4	(150)
Payment Remitted with Form SIPC-6	(18,024)
Amount Due with Form SIPC-7T	$ 32,478

LABRANCHE FINANCIAL SERVICES, LLC

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2009

LABRANCHE FINANCIAL SERVICES, LLC

CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
Irvine
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers of
LaBranche Financial Services, LLC

We have audited the accompanying statement of financial condition of LaBranche Financial Services, LLC (the "Company") as of December 31, 2009. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for purposes of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of LaBranche Financial Services, LLC as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
February 24, 2010

LABRANCHE FINANCIAL SERVICES, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2009

ASSETS		
Cash and cash equivalents	$	282,578
Cash and securities segregated under federal and other regulations		1,727,095
Receivables from brokers, dealers, and clearing organizations		27,638,768
Due from Parent		7,052,605
Financial instruments owned, at fair value		
Corporate equities		2,210,302
U.S. government obligations		534,851
Nonconvertible debt securities		225,000
Exchange membership owned, at cost (market value of $2,500,000)		360,000
Office equipment and leasehold improvements, at cost less accumulated depreciation and amortization of $2,605,913		2,080
Other assets		868,480
	$	40,901,759
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Payables		
Brokers and dealers	$	4,398
Customers		35,529
Others		7,875
Corporate equities sold, not yet purchased, at fair value		44,380
Accrued compensation		1,499,752
Income taxes payable		550,650
Accounts payable, accrued expenses, and other		3,955,659
Total liabilities		6,098,243
Member's equity		34,803,516
	$	40,901,759

See accompanying notes to financial statement.

1. Nature of business

LaBranche Financial Services, LLC (the "Company" or "LFS"), a registered broker-dealer in securities under the Securities Exchange Act of 1934, is a member of the New York Stock Exchange ("NYSE") and other principal exchanges. The Company is primarily engaged in providing securities execution and brokerage services to institutional investors and professional traders, and is a market maker in over-the-counter, bulletin board and pink sheet securities. In June 2009, the Company commenced trading in fixed income securities. The Company is a wholly owned subsidiary of LaBranche & Co Inc. (the "Parent"), a Delaware corporation.

2. Summary of significant accounting policies

Basis of Presentation

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

These financial statements were approved by management and available for issuance on February 24, 2010. Subsequent events have been evaluated through this date.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and highly liquid investments with original maturities of three months or less.

Securities Transactions

The Company records proprietary positions, fees earned on customer accounts and expenses incurred from its clearing broker on a trade-date basis.

Depreciation and Amortization

Depreciation and amortization are calculated primarily using the straight-line method over the estimated useful lives of office equipment and the lesser of the economic useful life of the leasehold improvement or the term of the lease. Depreciation and amortization is included in other expenses in the accompanying statement of operations. Depreciation and amortization expense for the year ended December 31, 2009 was $8,981.

Exchange Membership

The exchange membership owned by the Company is carried at cost.

2. Summary of significant accounting policies (continued)

Soft Dollar Arrangements

The Company permits certain institutional customers the option of designating their trades as "soft dollar" trades. The customer will earn "soft dollar" credits at a pre-determined rate on the soft dollar gross commissions. These credits may be used by the customer to pay for acceptable products and services provided by third parties. Soft dollar expenses amounted to approximately $5.0 million for the year ended December 31, 2009 and are reflected in other expenses within the accompanying statement of operations. Soft dollar commissions earned by the Company are also reflected in commissions within the accompanying statement of operations. As of December 31, 2009, the Company has a prepaid expense of approximately $157,000 and an accrued soft dollar credit of approximately $1,165,000.

Income Taxes

The Company is a single member limited liability company, treated as a disregarded entity, and as such, the results of the Company's operations are included in LaBranche & Co Inc. U.S. federal, state and local income tax returns.

The Company accounts for income taxes in accordance with Accounting Standards Codification ("ASC") 740 (Statement of Financial Accounting Standard ("SFAS") No. 109), "Accounting for Income Taxes" and ASC 740 (FASB Interpretation No. 48), "Accounting for Uncertainty in Income Taxes - an interpretation of ASC 740 (FASB Statement No. 109" ("FIN 48")). ASC 740 (SFAS No. 109) requires the recognition of tax benefits or expenses based on the estimated future tax effects of temporary differences between the financial statement and tax bases of its assets and liabilities. The effect on deferred taxes of a change in tax rates is recognized as income in the period that includes the enactment date. Valuation allowances are established to reduce deferred tax assets to the amount that more likely than not will be realized.

ASC 740 (FIN No. 48) clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with ASC 740 (SFAS No. 109). ASC 740 (FIN No. 48) prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC 740 (FIN No. 48) also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. We adopted ASC 740 (FIN No. 48) effective January 1, 2007. The Company is subject to income tax examinations by major taxing authorities for all tax years since 2007. Please refer to Note 10, "Income Taxes" for additional information and disclosures.

3. Cash and securities segregated under federal and other regulations

Cash and U.S. Treasury bills of $1,727,095 have been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission ("SEC").

4. Fair value measurements

In determining fair value, the Company uses various valuation approaches. In accordance with GAAP, a fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company.

Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 – Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

4. Fair value measurements (continued)

The following table represents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2009:

	Level 1	Level 2	Level 3	Total
ASSETS:				
Financial instruments owned, at fair value:				
Corporate equities	$ 2,203,333	$ 6,969	$ -	$ 2,210,302
Bonds	225,000			225,000
U.S. government obligations	2,261,946			2,261,946
	$ 4,690,279	$ 6,969	$ -	$ 4,697,248
LIABILITIES:				
Corporate equities	$ 44,365	$ 15	$ -	$ 44,380

As of December 31, 2009, the Company pledged approximately $535,000 of U.S. Treasury bills as collateral for a letter of credit.

Determining the fair value of our financial securities was determined from a variety of sources as follows:

For corporate equities, fair value was determined by the closing price of the primary exchanges and was included in Level 1 for those that are actively traded. Those classified in Level 2 represent those not actively traded with quoted market prices.

For U.S. government obligations, the primary source for pricing fixed income instruments is derived from our clearing broker who determines prices through various third party pricing services. The Company confirms these values using independent observable sources.

5. Regulatory reporting

As a registered broker-dealer and member firm of the NYSE, the Company is subject to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934. Under the alternative method permitted by the rule, the minimum required net capital shall be equal to the greater of $1,000,000 or 2% of aggregate debit items, as defined.

As of December 31, 2009, the Company's regulatory net capital of $26,078,272 exceeded the minimum requirement by $25,078,272.

The Company is subject to SEC Rule 15c3-3, as adopted and administered by the SEC. As of January 4, 2010, to comply with its December 31, 2009 requirement, cash and U.S. Treasury bills in the amount of $1,727,095 have been segregated in a special reserve account for the exclusive benefit of customers exceeding actual requirements by $509,587 in accordance with SEC Rule 15c3-3.

6. NYSE Group and American Stock Exchange transactions

On April 4, 2007, the NYSE Group consummated its merger with Euronext N.V. (the "NYSE/Euronext merger") to form NYSE Euronext, Inc., and the Company's NYX shares were exchanged for an equal number of shares of the new NYSE Euronext common stock, which are also referred to herein as the "NYX shares". Following the NYSE/Euronext merger, the restricted NYX shares originally received in the NYSE/Archipelago merger continued to be subject to restriction on transfer. The restriction with respect to the second tranche (80,177) of the NYX shares was removed by the NYSE Euronext in June 2007. The restriction on the remaining 80,177 of the Company's restricted NYX shares was removed in October 2008.

On October 1, 2008, the merger between NYSE Euronext and The Amex Membership Corporation was completed. As a result of the completion of the transaction, LFS received 8,138 shares of NYSE Euronext common stock. This is in addition to the 240,531 NYX shares that LFS already owned.

During 2009, the board of directors of NYSE Euronext, Inc. declared four quarterly dividends of $0.30 per share. The aggregate dividend payment received in 2009 with respect to the Company's NYX shares was $223,802. As of December 31, 2009, the Company sold all of its shares of NYX for a net loss of approximately $607,000, which is included in net trading gains on the accompanying statement of operations.

7. Receivable from and payable to brokers, dealers, and clearing organizations

The amounts receivable from brokers, dealers, and clearing organizations and payable to broker dealers arise in the ordinary course of business and are pursuant to clearing agreements with the various clearing firms.

8. Related-party transactions

The Company's occupancy expense on the accompanying statement of operations includes rent expense of $314,188 allocated by the Parent for office space utilized by the Company.

Management fees of $506,922, paid to the Parent, consisted of depreciation and amortization of capitalized costs, overhead operating expenses such as payroll-related expenses and information technology-related expenses. Included in other income are management fees of $1,275,086 charged to the Parent, which consists of LFS providing Loan Services to the Parent with respect to the Parent's Leveraged Loan transactions.

The Company is included in the LaBranche & Co Retirement Plan (the "Plan"). In connection with this plan, the Company was allocated $110,622 in expenses for the year ended December 31, 2009, which is included in employee compensation and related benefits in the accompanying statement of operations.

9. Commitments and contingencies

The Company has been the defendant, from time to time, to various claims and lawsuits in the ordinary course of its business. Presently, there are no pending cases.

The Company has entered into a long-term non-cancelable agreement with a vendor for information technology services which expires March 31, 2011 providing for minimum monthly payments of $48,000. Future minimum commitments are as follows:

Year ending December 31,		
2010	$	576,000
2011		144,000
	$	720,000

The Company has entered into a long-term non-cancelable agreement with its clearing firm which expires June 8, 2011 providing for minimum monthly payments of $25,000. Future minimum commitments are as follows:

Year ending December 31,		
2010	$	300,000
2011		125,000
	$	425,000

The Company has entered into a long-term minimum annualized compensation agreement with certain employees. The future commitments to these employees are approximately as follows:

Year ending December 31,		
2010	$	5,167,000
2011		2,177,000
	$	7,344,000

10. Income taxes

As a single member limited liability company, the Company is a disregarded entity for U.S. tax purposes and includes the results of its operations in the Parent's consolidated tax return. The Company has a formal tax sharing agreement with the Parent and computes its taxes on a stand-alone basis. Pursuant to this agreement, the Company does not receive a benefit for its losses until they can be utilized on a separate company basis.

The components of the provision for income taxes reflected on the statement of operations are set forth below:

Current income tax benefit	$	(43,394)
Deferred tax benefit		-
Income tax benefit	$	(43,394)

The net change in valuation allowance for deferred tax assets was an increase of approximately $1.6 million, which was primarily related to the capital loss and net operating loss carryforwards. A majority of the deferred tax assets of approximately $2.6 million relate primarily to capital loss carry forwards on a separate company basis. The deferred tax liabilities primarily relate to the unrecognized gain on proprietary trading. The deferred tax assets have been offset by a valuation allowance to the extent of the deferred liabilities. The following table presents the components of deferred tax assets and liabilities balances:

Deferred tax assets:		
Capital loss	$	2,627,119
Other		942,759
Valuation allowance		(3,341,993)
Total deferred tax assets	$	227,885
Deferred tax liabilities	$	227,885

The actual tax benefit differs from the expected income tax benefit, computed at the U.S. statutory income tax rate, primarily due to the valuation allowance recorded. A reconciliation of the statutory U.S. federal income tax rate of 35% to the Company's effective income tax rate is set forth below:

U.S. federal income tax rate	35%
Increase (decrease) in taxes related to:	
State and local taxes	5.1
Valuation allowance	(40.1)
Effective tax rate	0%

11. Financial instruments with off-balance-sheet risk and concentration of credit risk

Through the normal course of business, the Company enters into various securities transactions as agent. The execution of these transactions can result in unrecorded market risk and concentration of credit risk. Our Institutional Brokerage activities involve settlement and financing of various customer securities transactions on a cash or margin basis. These activities may expose us to risk in the event the customer or other broker is unable to fulfill its contractual obligations and we have to purchase or sell securities at a loss. For margin transactions, we may be exposed to significant market risk in the event margin requirements are not sufficient to fully cover losses that customers may incur in their accounts.

12. Off-balance sheet risk

Pursuant to clearance agreements, the Company introduces all of its securities transactions to clearing brokers on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing brokers. In accordance with the clearance agreements, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts.

In addition, the receivables from the clearing brokers are pursuant to these clearance agreements and includes a clearing deposit of $100,000.

The Company maintains its cash balances in financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution, through December 31, 2013. These balances may, at times, exceed federally insured limits.

13. Subsequent events

In January 2010, The Company distributed $15 million to its Parent in the form of a dividend.